UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated March 01, 2018

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater" or "the Group" or "the Company")

DEALING IN SECURITIES

Johannesburg, 1 March 2018. In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") Sibanye-Stillwater wishes to advise the following in respect of directors' dealings:

Director's Name	: Neal Froneman
Company	: Sibanye-Stillwater
Date of transaction	: 27 February 2018
Nature of transaction	: on market purchase of shares
Number of shares purchased	: 43 490
Price	: 11.40
Value of transaction excluding costs	: R495 786
Class of security	: shares
Extent of interest	: Indirect beneficial

Director's Name	: Neal Froneman
Company	: Sibanye-Stillwater
Date of transaction	: 28 February 2018
Nature of transaction	: on market purchase of shares
Number of shares purchased	: 16 624
Price	: 11.37
Value of transaction excluding costs	: R189 014.88
Class of security	: shares
Extent of interest	: Indirect beneficial

Director's Name	: Neal Froneman
Company	: Sibanye-Stillwater
Date of transaction	: 28 February 2018
Nature of transaction	: on market purchase of shares
Number of shares purchased	: 26 936
Price	: 11.38
Value of transaction excluding costs	: R306 531.68
Class of security	: shares
Extent of interest	: Indirect beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities was obtained.

ENDS

Investor relations contact:
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Ends.

FORWARD LOOKING STATEMENTS
This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: March 01, 2018

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer